Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

[1-800-789-6771]

[MassMutualAscend.com]

WAIVER OF EARLY WITHDRAWAL CHARGES RIDER

FOR EXTENDED CARE

This Waiver of Early Withdrawal Charges Rider for Extended Care (this “Rider”) is attached to an individual deferred variable annuity contract identified below (the “Contract”). It waives the Early Withdrawal Charge that may otherwise apply to a withdrawal from or surrender of the Contract if you meet the conditions set out in this Rider. There is no separate charge for this Rider. PLEASE READ THIS RIDER WITH CARE.

As you read through this Rider, please note that the words “you” and “your” refer to the Owner of the Contract, including a joint Owner, if any. The words “we”, “us”, “our”, and “Company” refer to MassMutual Ascend Life Insurance Company. Other capitalized words are defined by a specific provision of this Rider, or by the Contract.

RIDER SPECIFICATIONS

Contract Number:	[0000000000]

Owner{s}:	[JOHN DOE]
[JANE DOE]

Insured{s}:	[JOHN DOE]
[JANE DOE]

Benefit Eligibility Date:	[October 1, 2025]

This Rider is part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In the case of conflict with other terms of the Contract, the terms of this Rider shall control.

Signed for us at our office as of the Contract Effective Date.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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WAIVER OF EARLY WITHDRAWAL CHARGES FOR EXTENDED CARE

This Rider does not provide a waiver of Early Withdrawal Charges until after the Benefit Eligibility Date.

Upon your Request in Good Order, we will waive any Early Withdrawal Charge that may otherwise apply to a withdrawal from or surrender of the Contract on or after the Benefit Eligibility Date if at the time of such withdrawal or surrender or within the immediately preceding 90 days an Insured is confined to a Hospital or Long-Term Care Facility, and that confinement meets all of the following conditions:

1)	the confinement is prescribed by a Physician acting within the scope of his or her practice;

2)	the confinement is Medically Necessary;

3)	the first day of the confinement was after the Contract Effective Date; and

4)	the confinement has continued for a minimum period of at least 90 consecutive days.

To measure the minimum period of confinement, any days of confinement before the Benefit Eligibility Date are disregarded. Once the minimum period of confinement has been satisfied, any gap in confinement that is shorter than 30 days will be disregarded.

As part of a Request in Good Order, you must provide us with proof of confinement that meets these conditions. The proof must be satisfactory to us.

We reserve the right to have a Physician of our choosing examine you at our expense to confirm that confinement is Medically Necessary. If the Physician we choose disagrees with your Physician, you may request, at our expense, an opinion of a third Physician, who is mutually agreeable to you and us. In that case, the opinion of the third Physician shall control.

Your request and satisfactory proof must be provided to us before the date of the withdrawal or surrender. If we deny your request, we will provide you with written notice of our decision and give you an opportunity to provide additional proof, or you may direct us to proceed with the withdrawal or surrender subject to any Early Withdrawal Charge that may apply.

DEFINITIONS

Insured

An individual whose confinement is used to qualify for benefits under this Rider. Each natural person (other than a trustee, custodian, or plan sponsor) who is an Owner or joint Owner of the Contract on the Contract Effective Date is an Insured. If on the Contract Effective Date the Contract is owned by a trust, custodian, or a plan sponsor, or by a corporation, partnership, limited liability company or other entity, then each Annuitant on the Contract Effective Date is an Insured. Each Insured on the Contract Effective Date is set out in the Rider Specifications.

No person other than a Successor Owner may become an Insured after the Contract Effective Date. If the spouse of the Insured becomes the Successor Owner of the Contract, then that spouse will become the Insured.

Long-Term Care Facility

A Skilled Nursing Facility or an Intermediate Care Facility, other than a facility that:

1)	primarily treats drug addiction or alcoholism;

2)	is a home for the aged or mentally ill, a community living center, or primarily provides residential care or retirement care; or

3)	is owned or operated by the Owner, joint Owner, or an Insured, or a Family Member of the Owner, joint Owner, or an Insured; or

4)	is located outside of the United States and its territories.

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Skilled Nursing Facility

A facility that:

1)	is licensed and operated as a Skilled Nursing Facility under the laws of the state or territory where it is located;

2)	provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.);

3)	maintains a daily medical record of each patient; and

4)	provides skilled nursing care under the supervision of a Physician.

Intermediate Care Facility

A facility that:

1)	is licensed and operated as an Intermediate Care Facility under the laws of the state or territory where it is located;

2)	provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.) or a licensed practical nurse (L.P.N.); and

3)	maintains a daily medical record of each patient.

Hospital

A facility that:

1)	is located in the United States or one of its territories;

2)	is licensed and operated as a hospital under the laws of the state or territory where it is located;

3)	provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.);

4)	operates primarily for the care and treatment of sick and injured persons as inpatients for a charge;

5)	maintains, or has access to, medical, diagnostic, and major surgical facilities; and

6)	is supervised by a staff of Physicians.

Physician

A person who is licensed in the United States or one of its territories as a medical doctor (M.D.) or a doctor of osteopathy (D.O.) The term “Physician” does not include an Owner or joint Owner, an Insured, a Family Member of an Owner, joint Owner, or Insured, or an employee, officer, director, owner, partner, member, or agent of a non-natural person who is an Owner or joint Owner.

Medically Necessary

Confinement that is:

1)	appropriate and consistent with the diagnosis of a Physician;

2)	in accord with accepted standards of practice; and

3)	could not be ended without harm to the Insured.

Family Member

A spouse, former spouse, child, parent, grandparent, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.

ICC24-R1462424NW	3	[XX]

TERMINATION

All rights under this Rider shall terminate when one of the following occurs:

1)	you transfer or assign an interest in the Contract, unless to an Insured.

2)	you surrender the Contract;

3)	the Contract passes the last date on which an Early Withdrawal Charge could apply;

4)	the Contract reaches the Annuity Payout Initiation Date; or

5)	a death that would give rise to a death benefit under the Contract, unless a spouse of the Insured becomes the Successor Owner of the Contract.

Termination of this Rider shall not take away rights under this Rider to which you are already entitled.

ICC24-R1462424NW	4	[XX]